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Exhibit 12

HARRAH'S ENTERTAINMENT, INC.
COMPUTATION OF RATIOS
(In thousands, except financial percentages and ratios)

	2003(a)	2002(b)	2001(c)	2000(d)	1999(e)
Return on Revenues—Continuing
Income/(loss) from continuing operations	$291,954	$323,235	$207,247	$(12,335)	$207,240
Revenues	4,322,722	4,098,527	3,648,488	3,290,438	2,853,585
Return	6.8%	7.9%	5.7%	(0.4)%	7.3%
Return on Average Invested Capital
Income/(loss) from continuing operations	$291,954	$323,235	$207,247	$(12,335)	$207,240
Add: Interest expense after tax	147,450	149,417	159,236	141,394	121,846

	$439,404	$472,652	$366,483	$129,059	$329,086

Average invested capital	$5,780,236	$5,551,011	$5,056,814	$4,503,446	$4,243,991

Return	7.6%	8.5%	7.2%	2.9%	7.8%

Return on Average Equity
Income/(loss) from continuing operations	$291,954	$323,235	$207,247	$(12,335)	$207,240
Average equity	1,627,834	1,458,941	1,347,257	1,431,255	1,416,591
Return	17.9%	22.2%	15.4%	(0.9)%	14.6%
Ratio of Earnings to Fixed Charges(f)
Income/(loss) from continuing operations	$291,954	$323,235	$207,247	$(12,335)	$207,240
Add:
Provision for income taxes	172,201	196,534	125,797	14,880	122,262
Interest expense	234,419	240,220	255,801	227,139	193,407
Interest included in rental expense	22,055	27,101	20,473	15,233	10,248
Amortization of capitalized interest	992	1,220	1,398	1,572	1,335
Loss/(income) from equity investments	1,073	(4,094)	(148)	314,958	33,042

Earnings as defined	$722,694	$784,216	$610,568	$561,447	$567,534

Fixed charges:
Interest expense	$234,419	$240,220	$255,801	$227,139	$193,407
Capitalized interest	2,349	3,537	9,309	7,960	13,118
Interest included in rental expense	22,055	27,101	20,473	15,233	10,248

Total fixed charges	$258,823	$270,858	$285,583	$250,332	$216,773

Ratio of earnings to fixed charges	2.8	2.9	2.1	2.2	2.6

(a)
2003 includes $11.1 million in pretax charges for write-downs, reserves and recoveries and $19.1 million in pretax charges for premiums paid for, and write-offs associated with, debt retired before maturity.

(b)
2002 includes $5.0 million in pretax charges for write-downs, reserves and recoveries, a $6.1 million pretax charge for our exposure under a letter of credit issued on behalf of National Airlines, Inc., and a charge of $91.2 million, net of tax benefits of $2.8 million, related to a change in accounting principle. 2002 also includes the financial results of Jazz Casino Company LLC from the date of our acquisition of a majority ownership interest on June 7, 2002. 2002 results have been reclassified to reflect Harrah's Vicksburg as discontinued operations.

(c)
2001 includes $22.5 million in pretax charges for write-downs, reserves and recoveries and $26.2 million of pretax income from dispositions of nonstrategic assets and the settlement of a contingency related to a former affiliate. 2001 also includes the financial results of Harveys Casino Resorts from its July 31, 2001, date of acquisition. 2001 results have been reclassified to reflect Harrah's Vicksburg as discontinued operations.

(d)
2000 includes $220.0 million in pretax reserves for receivables not expected to be recovered from JCC Holding Company and its subsidiary, Jazz Casino Company, LLC, $6.1 million in pretax charges for other write-downs, reserves and recoveries, and $39.4 million in pretax write-offs and reserves for our investment in, loans to and net estimated exposure under letters of credit issued on behalf of National Airlines, Inc. 2000 also includes the financial results of Players International, Inc. from its March 22, 2000, date of acquisition. 2000 results have been reclassified to reflect Harrah's Vicksburg as discontinued operations.

(e)
1999 includes $2.2 million in pretax charges for write-downs, reserves and recoveries, $59.8 million of pretax gains from sales of our equity interests in nonconsolidated affiliates and $17.0 million in pretax losses on debt retired before maturity. 1999 results have been reclassified to reflect Harrah's Vicksburg as discontinued operations.

(f)
For purposes of computing this ratio, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest) and minority interests (relating to subsidiaries whose fixed charges are included in the computation), excluding equity in undistributed earnings of less than 50% owned investments. "Fixed charges" include interest whether expensed or capitalized, amortization of debt expense, discount or premium related to indebtedness and such portion of rental expense that we deem to be representative of interest. As required by the rules which govern the computation of this ratio, both earnings and fixed charges are adjusted where appropriate to include the financial results for the Company's nonconsolidated majority-owned subsidiaries. As discussed in Note 11 to the Consolidated Financial Statements, the Company has guaranteed certain third-party loans in connection with its casino development activities. The above ratio computation excludes estimated fixed charges associated with these guarantees as follows: 2003, $9.5 million; 2002, $7.0 million; 2001, $4.4 million; 2000, $5.7 million; and 1999, $6.2 million.

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HARRAH'S ENTERTAINMENT, INC. COMPUTATION OF RATIOS (In thousands, except financial percentages and ratios)